Drinker Biddle & Reath LLP

One Logan Square, Suite 2000

Philadelphia, PA 19103-6996

Tel: (215) 988-1146

Fax: (215) 988-2757

www.drinkerbiddle.com

April 1, 2019

Via Edgar Transmission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Long

RE:	FlexShares® Trust
(File No. 811-22555)
Sarbanes-Oxley Review of Form N-CSR

Dear Mr. Long:

The following responds to the SEC Staff’s comments that you provided by telephone on March 4, 2019 regarding the review of the N-CSR filed by FlexShares® Trust (the “Trust”) for the fiscal year ended October 31, 2018 (the “Annual Report”).

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Trust’s response.

1.     Comment: A parenthetical on page 55 of the Annual Report indicates that the Statements of Assets and Liabilities are unaudited. Please confirm that the Statements of Assets and Liabilities included in the Annual Report have been audited by an independent registered public accountant.

Response: The Trust so confirms.

2.     Comment: With respect to FlexShares® Morningstar US Market Factor Tilt Index Fund, FlexShares® Morningstar Developed Markets ex-US Factor Tilt Index Fund, FlexShares® Morningstar Emerging Markets Factor Tilt Index Fund, FlexShares® Currency Hedged Morningstar DM ex-US Factor Tilt Index Fund, FlexShares® Currency Hedged Morningstar EM Factor Tilt Index Fund, FlexShares® Morningstar Global Upstream Natural Resources Index Fund and FlexShares® STOXX® Global Broad Infrastructure Index Fund (each a “Fund” and together, the “Funds”), please confirm that each Fund’s primary performance benchmark index is an “appropriate broad-based securities market index” pursuant to Item 27(b)(7) of Form N-1A.

Response: The Trust confirms its belief that the primary performance benchmark of each Fund (each an “Index”) is an “appropriate broad-based securities market index” pursuant to Item 27(b)(7) of Form N-1A and related SEC guidance. Instruction 5 to Item 27(b)(7) of Form N-1A defines “appropriate broad-based securities market index” as an index “that is administered by an organization that is not an affiliated person of the Fund, its investment adviser or its principal underwriter, unless the index is widely recognized and used.” The Trust notes that each Index is administered by an organization that is not an affiliated person of the Funds, the Funds’ investment adviser or the Funds’ distributor. Accordingly, the Trust believes that each Index meets the definition of “appropriate broad-based securities market index” provided in Form N-1A. Additionally, the Trust submits that in previous guidance the SEC has explained that:

[i]n determining whether an index is appropriate for a particular investment company, directors should consider factors such as the volatility, diversification of holdings, types of securities owned and objectives of the investment company. For example, for investment companies that invest in a broad range of common stocks, a broadly based market value weighted index of common stocks ordinarily would be an appropriate index, but an index based upon a relatively few large ‘blue chip’ stocks would not. For investment companies that invest exclusively in a particular type of security or industry, either a specialized index that adequately represents the performance of that type of security or a broadly based market value weighted index ordinarily would be considered appropriate.1

In its adopting release for Form N-1A, the SEC also stated that “[t]he purpose of including return information for a broad-based securities market index was to provide investors with a basis for evaluating a fund’s performance and risks relative to the market. The proposed approach also was consistent with the line graph presentation of fund performance required in MDFP disclosure.”2 SEC guidance on MDFP—or management’s discussion of fund performance—disclosure, in turn, provides that the requirement for a fund to compare its performance to a broad-based securities market index “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.”3 Additionally, the SEC’s guidance on MDFP disclosure states that a “broad-based index is one that provides investors with a performance indicator of the overall applicable stock or bond markets, as appropriate” and that an “index would not be considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.”4

In addition to meeting the definition of “appropriate broad-based securities market index” set out in Form N-1A, the Trust believes that each Index appropriately reflects the applicable market for the securities in which the corresponding Fund invests. The Trust also submits that each Index is sufficiently “broad-based” and not composed of securities of firms in a particular industry or group of related industries. A description of each Index is included in the Funds’ statement of additional information. Consistent with the SEC’s guidance that a fund has “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests,” the Trust respectfully submits that it should be afforded deference in determining whether a primary performance benchmark index satisfying the definition provided in Form N-1A is an “appropriate broad-based securities market index.”

[1]	Factors To Be Considered in Connection With Investment Advisory Contracts Containing Incentive Fee Arrangements, SEC Rel. Nos. IA–315, IC–7113 (Apr. 18, 1972) (citations omitted).
[2]	Registration Form Used by Open–End Management Companies, SEC Rel. No. IC–23064 (Mar. 13, 1998).
[3]	Disclosure of Mutual Fund Performance and Portfolio Managers, SEC Rel. No. IC–19382 (April 6, 1993).
[4]	Id.

3.    Comment: Please confirm that Northern Trust Investments, Inc. (“NTI”) is current in making all payments owed to the Trust’s service providers pursuant to NTI’s unitary management fee arrangement with the Trust.

Response: The Trust so confirms.

Sincerely,

/s/ Diana E. McCarthy

Diana E. McCarthy

Copy to:	Jose J. Del Real
Peter K. Ewing
Veena K. Jain
Randal E. Rein

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